JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

May 28, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Anuja Majmudar

Re: Gryphon Resources, Inc.

[J&H File No. 3941.00]

Dear Ms. Majmudar:

As you know today, we filed a preliminary information statement for Gryphon Resources, Inc.  The purpose of this information statement is to allow the Company to change its name, do a reverse stock split, and migrate the Company from Nevada to Wyoming.

In the previous filing, we were going to amend the articles of incorporation to increase the number of authorized shares.  We decided to go another route, and since we are migrating the Company from Nevada to Wyoming, it is not necessary to increase the shares authorized, because Wyoming allows companies to authorize an unlimited number of shares.

In accordance with your prior oral comment, we have explained our reason for selecting a significant number of authorized shares.  Primarily, the reason is that the new CEO and majority owner of the Company plans to use the stock of the company to purchase real estate in China, which is where he is from.  Mr. Lee is currently negotiating to acquire these parcels of real estate but there is no agreements at this time.  No shares have been reserved for this purpose or any purpose. We have included a risk factor in the information statement concerning the deluded impact issuing a large number of shares.

Hopefully this resolves the question you may have on this matter, but if you have any further questions regarding this matter, please contact the undersigned.

Sincerely,

JONES & HALEY, P.C.

For the Firm

By: /s/Richard W. Jones

Richard W. Jones

RWJ:bas